Exhibit 99.2

Press Release	Media Contact
Steffen Rinas
T +49 6172 608-6698
steffen.rinas@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

December 5, 2022

Helen Giza to take over as Chief Executive Officer of Fresenius Medical Care

Helen Giza (54) has been appointed Chief Executive Officer of Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, with immediate effect. Previously, she was Deputy CEO of Fresenius Medical Care. The Supervisory Board of Fresenius Medical Care Management AG unanimously appointed her to succeed Dr. Carla Kriwet (51), who will leave the company at her own request and by mutual agreement due to strategic differences. Helen Giza will continue to serve as Chief Financial Officer of Fresenius Medical Care until a successor is appointed for this position.

In her capacity as CEO of Fresenius Medical Care, Ms. Helen Giza will also be a member of the Management Board of Fresenius Management SE. Dr. Carla Kriwet has resigned from her position as a member of the Management Board of Fresenius Management SE.

Michael Sen, Chairman of the Fresenius Medical Care Management AG Supervisory Board and CEO of Fresenius, said: “In a fundamentally sound industry Fresenius Medical Care now needs to sharpen its focus on the operational turnaround, further drive performance improvements, and focus on its core. We are delighted that Helen Giza will take over as CEO. She is ideally suited to lead Fresenius Medical Care for what lies ahead. During her tenure with the company, Helen Giza has gained thorough expertise in renal healthcare and has a deep understanding of the company. I am very much looking forward to continuing working with Helen Giza in her new role. On behalf of the Supervisory Board, I would like to thank Carla Kriwet, and we wish her all the best for the future.”

Page 1/2

Helen Giza said: “I am honored by the appointment and trust the Supervisory Board has placed in me. The role comes with significant responsibility towards the patients we serve. With the knowledge gained as CFO and Chief Transformation Officer of the company, I feel well placed to sharpen the focus on operational turnaround. I truly believe in Fresenius Medical Care’s mission, its passionate employees and great potential.”

Carla Kriwet said: “In this short time, I have met a fascinating company with a very positive corporate culture that works every day to make patients' lives more worth living. The company has great growth potential and is about to undergo a major transformation. I thank my whole team for the great support and wish the company all the best!”

Helen Giza joined Fresenius Medical Care in 2019 as Chief Financial Officer and took on the additional roles of Deputy CEO and Chief Transformation Officer in 2022 heading the FME25 transformation program. Previously, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals since 2018. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit since 2008. Prior to that she held a number of key international finance and controlling positions, amongst others at TAP Pharmaceuticals and Abbott Laboratories. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, USA.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,153 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Page 2/2